June 13, 2006


Mr. Randy C. Martin
Chief Financial Officer, Spartech Corporation
120 S. Central Ave, Suite 1700
Clayton, MO 63105

Re:		Spartech Corproation
Form 10-K for the fiscal year ended October 29, 2005
Form 10-Q for the quarter ended January 28, 2006
      File No. 1-5911


Dear Mr. Martin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Significant Accounting Policies, Estimates and Judgments
Revenue Recognition, page 24

1. We note that you manufacture products to custom specifications agreed upon with the customer in advance. Please clarify for us if you recognize revenue upon customer acceptance or upon shipment.
If
you recognize revenue upon shipment, please demonstrate for us your
compliance with the current accounting guidance set forth in SAB
101
and 104.

Valuation of Long Lived Assets, page 25

2. We note your disclosure of your current policy regarding the valuation of long-lived assets. Because Goodwill represents approximately 33% of your total assets, we believe that you should provide more detailed disclosures of the assumptions you use when analyzing goodwill for impairment. Please provide us with revised disclosures for use in future filings.


Statement of Operations, page 31

3. We note you disclosed in MD&A on page 19 of your filing that you provide tolling services. If applicable, in future filings, separately disclose tolling service revenues and related costs of services in the statements of operations as required by Rules 5-03(b)(1) and (2) of Regulation S-X.

Note 3 - Restructuring, page 38

4. In future filings, please provide a reconciliation of the beginning and ending liability balances, relating to your exit and disposal activities, showing separately the changes during the period attributable to costs incurred and charged to expense, costs paid and otherwise settled, and any adjustments to the liability with an explanation of the reason therefore, as required by paragraph 20.b.(2)
of SFAS 146.

Note 5 - Fixed Asset Charge, page 40

5. We note that you recorded a charge in the second quarter of FY
2005
related to non-existent equipment. Due to the number of transactions, passage of time since many of them occurred, and the weaknesses in documentation and controls over these activities, you could not specifically identify or allocate these asset write-offs to distinct fiscal years with any certainty. We presume this means that is was evident that the assets may not have existed in reporting periods prior to the second quarter of FY 2005. The amount of the write-off was 39% of pre-tax income. As noted the magnitude of the impact on earlier periods is unknown.

APB 20 requires that errors in financial statement be corrected through the retroactive adjustment of prior periods. Considering this requirement, it is unclear to us how you and your auditors came to the conclusion that the FY 2005 (and earlier period) financial statements are fairly presented in accordance with U.S. GAAP.

During the count process, you also identified equipment that exists and that you decided to liquidate. Please explain to us whether those liquidations may have represented obsolete, or inactive assets, prior to the time they were liquidated and should have been considered unrealizable at any earlier period.

Also we note that in the second quarter of FY 2005, you included the following disclosures in your Form 10-Q, "In the opinion of management, the financial statements contain all adjustments (consisting solely of normal recurring adjustments) and disclosures necessary to make the information presented therein not misleading."
Help us better understand how the fixed asset write-off was considered to be a normal recurring adjustment.

Note 17 - Segment Information, page 50
6. We note that you have three reportable segments: Custom Sheet and
Rollstock, Color and Specialty Compounds and Engineered Products. It appears from your disclosures elsewhere in the filing, including the
Industry Overview on page two, your discussion of Operating Segments on page four, and the analysis of your business in MD&A, that you may have aggregated multiple operating segments into your reportable segments. Please provide us with a detailed explanation of how you determined both your operating segments and your reportable segments.
Your response should specifically identify each of your operating segments. If you have aggregated any operating segments, please tell us why you believe this aggregation is appropriate based on the guidance found in paragraph 17 of SFAS 131 and EITF 04-10.

Item 9A. Controls and Procedures, page 53

7. We note that "Spartech maintains a system of disclosure controls and procedures which are designed to ensure that information required to be disclosed by [you] in the reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within time periods specified under the SEC`s rules and forms." And, we note that your "certifying officers have concluded that the disclosure controls and procedures were effective as of October 29,
2005, to provide reasonable assurance of the achievement of these objectives." In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange
Act is accumulated and communicated to your managements, including your chief executive officer and chief financial officer, to allow timely decisions regarding your disclosure. See Exchange Act Rule 13a-15(e). Alternatively, if appropriate, you may simply state that your disclosure controls and procedures are effective.

Certifications

8. We note that in your certifications where you are instructed to insert the identity of the certifying individual you include the title of such individual. This practice is not permissible as the language of the certifications required by Section 302 of Sarbanes-Oxley and our rules under that Section should not be altered in any way. The certifying officer is required to certify in their personal capacity.
Please ensure that in future filings your certification language conforms exactly to the applicable rules. In addition, please have your certifying officers supplementally represent to us that they are signing all of the certifications in their personal capacity. Please note this comment applies to both your fiscal year ended October 29,
2005 as well as your quarter ended January 28, 2006.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, or to the undersigned at (202) 551-3689.

Sincerely,



John Hartz
Senior Assistant Chief Accountant
Mr. Randy Martin
Spartech Corporation
June 13, 2006
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE